UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces First Quarter 2021 Results

Mexico City, April 26, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2021.

FIRST QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 0.9%, driven mainly by volume increases in Brazil, Guatemala, Nicaragua, Costa Rica, Colombia, and Argentina, which were partially offset by volume declines in Mexico and Uruguay.
•	Total revenues decreased 1.5%, while comparable revenues grew 5.4%. Our pricing initiatives were offset by unfavorable currency translation effects from our operating currencies in South America, driven mainly by a 16.6% translation effect from the Brazilian Real, coupled with unfavorable price-mix effects.
•	Operating income increased 3.0%, while comparable operating income increased 10.6%. Our favorable raw material hedging strategies, coupled with operating expense efficiencies, were partially offset by higher concentrate costs in Mexico, and the depreciation of our operating currencies as applied to our U.S. dollar-denominated raw material costs.
•	Majority net income increased 23.7%, driven mainly by the decrease in interest expenses during the quarter as compared to a one-time interest expense related to debt prepayment performed during the first quarter of 2020.
•	Earnings per share[1] were Ps. 0.19 (Earnings per unit were Ps. 1.50 and per ADS were Ps. 15.02.).

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS
Change vs. same period of last year
		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q21	1Q21	1Q21	1Q21
As Reported	Consolidated	(1.5%)	(3.8%)	3.0%	23.7%
	Mexico & Central America	1.8%	5.0%	27.0%
	South America	(5.6%)	(17.1%)	(33.0%)

Comparable (2)	Consolidated	5.4%	2.2%	10.6%
	Mexico & Central America	1.8%	4.9%	27.1%
	South America	11.0%	(2.7%)	(19.2%)

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“For the first quarter of 2021, we were able to deliver volume and operating income growth despite navigating what is still a very dynamic environment. Notably, our ability to generate savings and efficiencies enabled us to expand our operating income margin by 60 basis points while increasing our majority net income by 23.7%.

In Mexico and Central America, we delivered top-line growth thanks to our revenue management initiatives, coupled with solid volumes from Guatemala and a volume recovery in Costa Rica and Nicaragua. Importantly, our savings and efficiency initiatives drove double-digit operating income growth for the division. In South America, we continued to face significant currency headwinds; however, we are encouraged by the volume growth achieved in Brazil, despite substantial mobility restrictions during the quarter, as key Colombia and Argentina markets accelerated.

For 2021, we expect a year of recovery and important advances across all of our strategic fronts. Our COVID-19 mitigation actions will continue to be guided by the successful framework we implemented during 2020; all while we redouble our effort to become a sustainable, agile, and digital interconnected commercial beverage platform that continues to create value for all of our stakeholders for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	On March 19, 2021, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2020, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2020, and the appointment or reelection of the members of the Board of Directors and the Planning and Finance, Audit, and Corporate Practices Committees for 2021. Shareholders approved the payment of a cash dividend of Ps. 0.63 per share (equivalent to Ps. 5.04 per unit) to be paid in two equal installments as of May 4, 2021, and November 3, 2021. This dividend payment represents a 3.7% increase compared to the previous year’s dividend.

•	Coca-Cola FEMSA released its 2020 integrated report entitled, “Refreshing Anytime, Anywhere,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	As of January 1, 2021, Mr. Ignacio Echevarria assumed the position of Chief Information Officer, reporting directly to our CEO. As part of his role, Mr. Echevarria oversees the IT responsibilities ensuring the correct implementation of technology towards our ongoing digital transformation.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2021	1Q 2020	Δ%	Δ%
Total revenues	44,690	45,348	(1.5%)	5.4%
Gross profit	19,922	20,714	(3.8%)	2.2%
Operating income	5,899	5,729	3.0%	10.6%
Operating cash flow (2)	8,807	9,086	(3.1%)	3.2%

Volume increased 0.9% to 800.7 million unit cases, driven mainly by volume increases in Brazil, Guatemala, Costa Rica, Nicaragua, Colombia, and Argentina, which were partially offset by volume declines in Mexico and Uruguay. This volume represents a 0.6% increase versus our 2019 baseline.

Total revenues decreased 1.5% to Ps. 44,690 million. This decline was driven mainly by the negative translation effect resulting from the depreciation of the Brazilian Real, Argentine Peso, and Uruguayan Peso as compared to the Mexican Peso, an effect that was partially offset by pricing initiatives in key markets. On a comparable basis, excluding currency translation effects, total revenues would have increased 5.4%. These revenues represent a 3.4% decline versus the same period of 2019.

Gross profit decreased 3.8% to Ps. 19,922 million, and gross margin decreased 110 basis points to 44.6%. This contraction was impacted mainly by the depreciation in the average exchange rate of our operating currencies as applied to our U.S. dollar-denominated raw material costs, coupled with unfavorable price-mix effects and higher concentrate costs in Mexico. These effects were partially offset by our favorable raw material hedging strategies and cost efficiencies. On a comparable basis, gross profit would have increased 2.2%. Gross profit represents a 4.6% decline versus the first quarter of 2019.

Operating income increased 3.0% to Ps. 5,899 million, and operating margin increased 60 basis points to 13.2%. This expansion was driven mainly by freight and marketing expense efficiencies across our operations, partially offset by a decrease in gross profit. On a comparable basis, operating income would have increased 10.6%. Our operating income represents a 3.2% increase versus our 2019 baseline.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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Comprehensive financing result recorded an expense of Ps. 1,131 million, compared to an expense of Ps. 2,196 million in the same period of 2020. This reduction was driven mainly by the recognition of a one-time interest expense related to the debt prepayment of our U.S. dollar-denominated bond performed during the first quarter of 2020. In addition, we recognized a larger gain in monetary position in inflationary subsidiaries during the first quarter of 2021.

These effects were partially offset by a reduction in the foreign exchange gain. During the first quarter of 2020, we recorded a foreign exchange gain of Ps. 486 million as compared to a gain of Ps. 14 million in the same period of 2021, as our net debt exposure in U.S. dollars significantly benefited from the depreciation of the Mexican Peso during the first quarter of 2020. Finally, we recorded a reduction in our interest income related to a lower gain in our financial instruments.

Income tax as a percentage of income before taxes was 34.7% as compared to 30.6% during the same period of the previous year. This increase was driven mainly by tax impacts of a higher inflation level in this quarter; adjustments of deferred tax assets of prior periods; and effects of certain changes on tax legislation where we operate.

Net income attributable to equity holders of the company was Ps. 3,156 million as compared to Ps. 2,552 million during the same period of the previous year. This 23.7% increase was driven mainly by a one-time expense of Ps. 1,475 million, which impacted our interest expense in the first quarter of 2020 due to debt prepayment. Earnings per share1 were Ps. 0.19 (Earnings per unit were Ps. 1.50 and per ADS were Ps. 15.02.). Our majority net income represents a 21.8% increase versus the net income of the first quarter 2019.

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2021	1Q 2020	Δ%	Δ%
Total revenues	25,980	25,524	1.8%	1.8%
Gross profit	13,072	12,453	5.0%	4.9%
Operating income	4,362	3,435	27.0%	27.1%
Operating cash flow (2)	6,163	5,604	10.0%	10.0%

Volume decreased 1.1%, as double-digit volume growth in Guatemala and growth in our southern Central America territories was offset by a 2.7% decline in Mexico. Volume for the first quarter 2021 declined 1.4% versus our 2019 baseline.

Total revenues increased 1.8% to Ps. 25,980 million, driven mainly by pricing initiatives across the division and volume growth in Central America, partially offset by a volume decline in Mexico and an unfavorable price-mix effect. On a comparable basis, total revenues would have increased 1.8%. Total revenues grew 4.7% versus our 2019 first quarter results.

Gross profit increased 5.0% to Ps. 13,072 million, and gross margin expanded 150 basis points to 50.3%, driven mainly by our pricing initiatives, cost efficiencies and favorable raw material hedging strategies. These factors were partially offset by higher concentrate costs in Mexico and unfavorable price-mix effects. On a comparable basis, gross profit would have increased 4.9%. Our gross profit increased 11.0% as compared with the first quarter 2019.

Operating income increased 27.0% to Ps. 4,362 million in the first quarter of 2021, and operating margin expanded 330 basis points to 16.8% during the period, driven mainly by our focus on driving savings and operating expense efficiencies. These savings were achieved primarily through labor, maintenance, and marketing expense efficiencies in Mexico. On a comparable basis, operating income would have increased 27.1%. Our operating income for the division increased 41.8% as compared with the first quarter of 2019.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2021	1Q 2020	Δ%	Δ%
Total revenues	18,710	19,824	(5.6%)	11.0%
Gross profit	6,850	8,261	(17.1%)	(2.7%)
Operating income	1,537	2,294	(33.0%)	(19.2%)
Operating cash flow (2)	2,645	3,483	(24.1%)	(9.7%)

Volume increased 3.8%, driven by volume growth in Brazil, Colombia, and Argentina, partially offset by volume declines in Uruguay. This volume is 3.5% higher as compared with the first quarter 2019.

Total revenues declined 5.6% to Ps. 18,710 million, impacted mainly by an unfavorable currency translation effect resulting from the depreciation of most of our operating currencies as compared to the Mexican Peso. These effects were partially offset by our revenue management initiatives, and volume growth in Brazil, Argentina and Colombia. On a comparable basis, excluding currency translation effects, total revenues would have increased by 11.0%. Total revenues declined 12.7% as compared with the same period of 2019.

Gross profit decreased 17.1% to Ps. 6,850 million, and gross margin contracted 510 basis points to 36.6%. This decrease was driven mainly by the depreciation of the average exchange rate of all of our operating currencies as applied to our U.S. dollar-denominated raw material costs, coupled with unfavorable price-mix effects. These factors were partially offset by favorable raw material hedging strategies and revenue management initiatives. On a comparable basis, gross profit would have decreased 2.7%. Gross profit in the division declined 24.8% as compared with the first quarter of 2019.

Operating income decreased 33.0% to Ps. 1,537 million in the first quarter of 2021, resulting in a margin contraction of 340 basis points to 8.2%. This decrease was driven mainly by a gross profit decline, coupled with an operating foreign exchange loss. These factors were partially offset by operating efficiencies, mainly marketing expense efficiencies in Brazil, Colombia, and Uruguay. On a comparable basis, operating income would have decreased 19.2%. Operating income declined 41.7% as compared with the first quarter of 2019.

(1)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

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COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the First Quarter of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,375.0		4,652.4		-6.0%	-6.0%
Volume (million unit cases)	800.7		793.5		0.9%	0.9%
Average price per unit case	50.84		51.88		-2.0%
Net revenues	44,518		44,958		-1.0%
Other operating revenues	173		390		-55.8%
Total revenues (2)	44,690	100.0%	45,348	100.0%	-1.5%	5.4%
Cost of goods sold	24,768	55.4%	24,634	54.3%	0.5%
Gross profit	19,922	44.6%	20,714	45.7%	-3.8%	2.2%
Operating expenses	13,793	30.9%	14,536	32.1%	-5.1%
Other operative expenses, net	212	0.5%	317	0.7%	-33.0%
Operative equity method (gain) loss in associates(3)	18	0.0%	133	0.3%	-86.6%
Operating income (5)	5,899	13.2%	5,729	12.6%	3.0%	10.6%
Other non operative expenses, net	4	0.0%	(7)	0.0%	NA
Non Operative equity method (gain) loss in associates (4)	(2)	0.0%	(73)	-0.2%	-97.7%
Interest expense	1,471		3,070		-52.1%
Interest income	163		288		-43.5%
Interest expense, net	1,308		2,782		-53.0%
Foreign exchange loss (gain)	(14)		(486)		-97.0%
Loss (gain) on monetary position in inflationary subsidiaries	(171)		(98)		74.1%
Market value (gain) loss on financial instruments	8		(2)		NA
Comprehensive financing result	1,131		2,196		-48.5%
Income before taxes	4,766		3,613		31.9%
Income taxes	1,660		1,122		47.9%
Result of discontinued operations	-		-		NA
Consolidated net income	3,106		2,491		24.7%
Net income attributable to equity holders of the company	3,156	7.1%	2,552	5.6%	23.7%
Non-controlling interest	(49)	-0.1%	(61)	-0.1%	-19.2%

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	5,899	13.2%	5,729	12.6%	3.0%
Depreciation	2,236		2,259		-1.0%
Amortization and other operative non-cash charges	672		1,099		-38.9%
Operating cash flow (5)(6)	8,807	19.7%	9,086	20.0%	-3.1%	3.2%
CAPEX	1,459		2,082		-29.9%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 12 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle, Leao Alimentos, and Estrella Azul for 2020, among others.

(4)              Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(6)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(7)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

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MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,383.9		2,597.5		-8.2%	-8.2%
Volume (million unit cases)	471.3		476.4		-1.1%	-1.1%
Average price per unit case	55.11		53.55		2.9%
Net revenues	25,973		25,512
Other operating revenues	7		12
Total Revenues (2)	25,980	100.0%	25,524	100.0%	1.8%	1.8%
Cost of goods sold	12,908	49.7%	13,071	51.2%
Gross profit	13,072	50.3%	12,453	48.8%	5.0%	4.9%
Operating expenses	8,572	33.0%	8,571	33.6%
Other operative expenses, net	189	0.7%	386	1.5%
Operative equity method (gain) loss in associates (3)	(51)	-0.2%	61	0.2%
Operating income (4)	4,362	16.8%	3,435	13.5%	27.0%	27.1%
Depreciation, amortization & other operating non-cash charges	1,801	6.9%	2,169	8.5%
Operating cash flow (4)(5)	6,163	23.7%	5,604	22.0%	10.0%	10.0%

(1)              Except volume and average price per unit case figures.

(2)              Please refer to page 12 for revenue breakdown.

(3)              Includes equity method in Jugos del Valle and Estrella Azul for 2020, among others.

(4)              The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.

(5)              Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.

(6)              Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the First Quarter of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,991.1		2,054.9		-3.1%	-3.1%
Volume (million unit cases)	329.4		317.1		3.8%	3.8%
Average price per unit case	44.72		49.38		-9.4%
Net revenues	18,544		19,446
Other operating revenues	166		378
Total Revenues (2)	18,710	100.0%	19,824	100.0%	-5.6%	11.0%
Cost of goods sold	11,861	63.4%	11,563	58.3%
Gross profit	6,850	36.6%	8,261	41.7%	-17.1%	-2.7%
Operating expenses	5,221	27.9%	5,964	30.1%
Other operative expenses, net	23	0.1%	(69)	-0.4%
Operative equity method (gain) loss in associates (3)	68	0.4%	72	0.4%
Operating income (4)	1,537	8.2%	2,294	11.6%	-33.0%	-19.2%
Depreciation, amortization & other operating non-cash charges	1,107	5.9%	1,189	6.0%
Operating cash flow (4)(5)	2,645	14.1%	3,483	17.6%	-24.1%	-9.7%
(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 12 for revenue breakdown.
(3)	Includes equity method in Leao Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 7 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
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COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

Assets	Mar-21	Dec-20	% Var.	Liabilities & Equity	Mar-21	Dec-20	% Var.
Current Assets				Current Liabilities
Cash, cash equivalents and marketable securities				Short-term bank loans and notes payable	4,056	5,017	-19%
	48,425	43,497	11%	Suppliers	16,096	17,195	-6%
Total accounts receivable	8,737	11,523	-24%	Short-term leasing Liabilities	550	560	-2%
Inventories	10,160	9,727	4%	Other current liabilities	28,208	20,073	41%
Other current assets	6,642	7,693	-14%	Total current liabilities	48,910	42,845	14%
Total current assets	73,964	72,440	2%	Non-Current Liabilities
Non-Current Assets				Long-term bank loans and notes payable	84,705	82,461	3%
Property, plant and equipment	107,903	109,551	-2%	Long Term Leasing Liabilities	867	746	16%
Accumulated depreciation	(49,911)	(50,091)	0%	Other long-term liabilities	13,595	14,557	-7%
Total property, plant and equipment, net	57,992	59,460	-2%	Total liabilities	148,078	140,609	5%
Right of use assets	1,390	1,278	9%	Equity
Investment in shares	7,531	7,623	-1%	Non-controlling interest	5,258	5,583	-6%
Intangible assets and other assets	101,930	103,971	-2%	Total controlling interest	108,431	116,874	-7%
Other non-current assets	18,959	18,294	4%	Total equity	113,689	122,457	-7%
Total Assets	261,766	263,066	0%	Total Liabilities and Equity	261,766	263,066	0%

	March 31, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate	Debt Maturity Profile
Currency
Mexican Pesos	54.4%	23.8%	7.1%
U.S. Dollars	33.1%	0.0%	2.7%
Colombian Pesos	2.1%	51.7%	3.7%
Brazilian Reals	8.3%	0.2%	7.9%
Uruguayan Pesos	1.6%	0.0%	7.4%
Argentine Pesos	0.7%	0.0%	47.7%
Total Debt	100%	7.3%	5.9%
(1) After giving effect to cross- currency swaps.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	1Q 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	37,309	42,194	-11.6%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.01	1.13
Operating cash flow/ Interest expense, net (1)	6.73	5.46
Capitalization (2)	44.7%	42.7%
(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

Page11 of 13

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	1Q 2021					1Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	296.1	17.9	65.9	28.3	408.2	301.3	21.3	68.1	28.5	419.3	-2.7%
Guatemala	28.7	0.9	-	1.4	30.9	24.2	0.8	-	1.0	26.0	19.0%
CAM South	26.9	1.5	0.1	3.7	32.2	25.0	2.1	0.2	3.8	31.1	3.6%
Mexico and Central America	351.6	20.3	66.0	33.3	471.3	350.5	24.2	68.4	33.3	476.4	-1.1%
Colombia	54.2	5.3	3.9	4.2	67.7	50.2	6.4	5.1	3.8	65.4	3.5%
Brazil (3)	181.2	11.4	2.2	13.9	208.7	174.5	15.5	2.9	13.1	206.0	1.3%
Argentina	34.2	3.0	1.8	3.6	42.6	27.4	3.8	1.4	2.7	35.2	20.9%
Uruguay	8.9	1.3	-	0.2	10.3	9.1	1.2	-	0.1	10.5	-1.3%
South America	278.4	21.0	7.9	22.0	329.4	261.1	26.9	9.4	19.7	317.1	3.8%
TOTAL	630.0	41.3	74.0	55.3	800.7	611.7	51.1	77.7	53.1	793.5	0.9%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	1Q 2021					1Q 2020					YoY
	Sparkling	Water		Stills	Total	Sparkling	Water		Stills	Total	Δ %
Mexico	1,590.3	131.5		193.6	1,915.4	1,775.0	158.6		214.0	2,147.7	-10.8%
Guatemala	216.3	9.2		13.6	239.2	186.9	8.6		9.3	204.7	16.8%
CAM South	183.5	9.9		36.0	229.4	188.5	13.6		41.8	245.1	-6.4%
Mexico and Central America	1,990.1	150.6		243.2	2,383.9	2,150.4	180.8		265.0	2,597.5	-8.2%
Colombia	348.8	57.8		36.5	443.1	348.3	79.7		37.1	465.1	-4.7%
Brazil (3)	1,064.0	96.2		141.8	1,301.9	1,091.9	131.3		131.5	1,354.7	-3.9%
Argentina	155.5	17.7		25.0	198.1	142.1	22.1		18.4	182.6	8.5%
Uruguay	41.2	4.8		1.9	47.9	46.2	5.2		1.2	52.6	-8.9%
South America	1,609.4	176.4		205.2	1,991.1	1,628.5	238.2		188.2	2,054.9	-3.1%
TOTAL	3,599.6	327.0		448.4	4,375.0	3,778.9	419.0		453.2	4,652.4	-6.0%

Revenues
Expressed in million Mexican Pesos	1Q 2021	1Q 2020	Δ %
Mexico	21,047	21,067	-0.1%
Guatemala	2,449	1,988	23.2%
CAM South	2,484	2,469	0.6%
Mexico and Central America	25,980	25,524	1.8%
Colombia	3,285	3,174	3.5%
Brazil (4)	12,802	13,968	-8.3%
Argentina	1,854	1,905	-2.7%
Uruguay	770	777	-1.0%
South America	18,710	19,824	-5.6%
TOTAL	44,690	45,348	-1.5%

(3) Volume and transactions in Brazil do not include beer
(4) Brazil includes beer revenues of Ps.3,814.1 million for the first quarter of 2021 and Ps.3,786.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.
Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

Page12 of 13

COCA-COLA FEMSA
MACROECONOMIC INFORMATION

Inflation (1)
	LTM	1Q21
México	3.51%	1.68%
Colombia	1.56%	1.45%
Brasil	5.03%	1.36%
Argentina	43.73%	13.59%
Costa Rica	0.89%	0.64%
Panama	-1.19%	0.35%
Guatemala	6.54%	0.95%
Nicaragua	3.38%	1.47%
Uruguay	9.04%	2.99%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)
	Quarterly Exchange Rate (Local Currency per USD)
	1Q21	1Q20	Δ %
México	20.32	19.86	2.3%
Colombia	3,555.17	3,537.32	0.5%
Brasil	5.47	4.46	22.8%
Argentina	88.57	61.50	44.0%
Costa Rica	614.65	574.26	7.0%
Panamá	1.00	1.00	0.0%
Guatemala	7.75	7.68	1.0%
Nicaragua	34.91	33.96	2.8%
Uruguay	43.09	39.58	8.9%

End-of-period Exchange Rates
	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-21	Mar-20	Δ %	Ene-21	Ene-20	Δ %
México	20.60	23.51	-12.4%	20.27	18.71	8.4%
Colombia	3,736.91	4,064.81	-8.1%	3,559.46	3,411.45	4.3%
Brasil	5.70	5.20	9.6%	5.48	4.27	28.3%
Argentina	92.00	64.47	42.7%	87.33	60.35	44.7%
Costa Rica	615.81	587.37	4.8%	616.16	573.36	7.5%
Panamá	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.71	7.68	0.4%	7.79	7.66	1.6%
Nicaragua	34.99	34.09	2.7%	34.88	33.92	2.8%
Uruguay	44.19	43.01	2.7%	37.31	32.39	15.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q21 Results April 26, 2021

Page13 of 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: April 26, 2021